FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of December, 2002

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F...X.... Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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ICA                                                                PRESS RELEASE
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For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                   in the United States:
guerrerj@ica.com.mx                                      Zemi Communications

Lic. Paloma Grediaga                                     Daniel Wilson
(5255) 5272-9991 x3470                                   (212) 689-9560
grediagp@ica.com.mx                                      d.b.m.wilson@zemi.com



                     ICA SIGNS Ps. 1,180 MILLON 10-YEAR LOAN

Mexico City, December 10, 2002 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV y NYSE: ICA), today announced the signing, with Inbursa, S.A. Institucion de Banca Multiple, Grupo Financiero Inbursa, of a Ps. 1,180 million 10-year guaranteed loan with a step-up, fixed interest rate. The Company will use these funds to refinance outstanding short- and medium-term debt and for working capital purposes.

"This loan enables us to improve our debt maturity profile and to continue implementing adjustment measures, which focus on reducing operating costs and improving profitability," stated Jose Luis Guerrero, ICA's CFO. "The signing of this loan reflects the confidence Mexican financial institutions have in ICA's ability to face the difficult environment in which we are operating," he added.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways and municipal services under government concession contracts and/or partial sale of long term contract rights. www.ica.com.mx

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

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INVESTOR RELATIONS                                                www.ica.com.mx

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2002


                                          Empresas ICA Sociedad Controladora,
                                           S.A. de C.V.

                                          /s/ JOSE LUIS GUERRERO
                                          -------------------------------
                                          Name: Dr. Jose Luis Guerrero
                                          Title: Vice President, Finance